NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

October 23, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Virios Therapeutics, LLC Amendment No. 4 to Registration Statement on Form S-1 Filed October 16, 2020 File No. 333-248447

On behalf of our client, Virios Therapeutics, LLC (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 21, 2020 (the “Comment Letter”) relating to the above referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below are the Registrant’s response to the Staff’s comment. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment in the Comment Letter, which for your convenience we have incorporated into this response letter.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Amendment No. 4 to Form S-1

Exhibits

1.	We note your counsel's opinion filed as Exhibit 5.1 opines on the validity of the Offering Shares "when" they are issued "in total numbers that do not exceed the total number of shares available under the Company’s certificate of incorporation." It is not appropriate for counsel to make an assumption that assumes a material fact underlying the opinion. Please have your counsel provide an amended opinion, or advise. See Section II.B.3 of Staff Legal Bulletin No. 19.

Division of Corporation Finance

Securities and Exchange Commission

October 23, 2020

The Registrant’s counsel has revised their opinion as the Staff has requested and filed the revised opinion as Exhibit 5.1 to the Registration Statement.

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix

Darrick M. Mix

cc: Greg Duncan, Virios Therapeutics, LLC